FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No.(NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby informs that it has received on this date a correspondence from its controlling shareholder Casino Guichard-Perrachon regarding a call notice for a Wilkes Participações S.A. Board of Directors’ meeting to be held on February 7, 2013, according to the documents below.

São Paulo, February 5, 2013

Vítor Fagá de Almeida

Corporate Relations and Investor Relations Officer

Paris, February 5th, 2012.

To
Companbia Brasileira de Distribuição ("CBD")
Avenida Brigadeiro Luis Antonio, 3142
01402-901- Sao Paulo, SP- Brazil

Attn.: Mr. Eneas Pestana and VitorFaga de Almeida

Chief Executive Officer and Executive Director of Corporate Relations a nd Investor Relations
Tel.: 55 11 3886-0421
Fax: 55 11 3886-2677
e-mail: gpa.ri@grupopaodeacucar.com.br

Dear Sirs,

Please fi nd attached the correspondence sent on the date hereof by Mr. Jean-Charles Naouri to the other board members of Wilkes Participações S.A., direct controlling shareholder of CBD, calling them to attend a board meeting to be held on February 7th, 2013.

Considering that the items contained in the agenda refer to matter of CBD's interest that have been published by the press and with the purpose to avoid speculations and to keep the market properly informed, we hereby kindly request you to disclose, by releasing a Notice to the Market, the content of this correspondence and its attachment.

Sincerely,

Casino Guichard-Perrachon

Paris, February 4th 2013.

PRESIDENCE

148, rue de I'Universite
75007 Paris
Tel : +33 (0)1	53 65 64 02
Fax: +33 (0)1	53 65 64 49

SENT BY EMAIL

Attention:

Mr. Abilio dos Santos Diniz
Mr. Arnaud Strasser
Mr. Marcelo Fernandez Trindade

Dear Directors,

You are hereby called to attend a meeting of the Board of Directors of Wilkes Participações S.A. ("Wilkes") to be held on February 7th, 2013, at 3pm, at the headquarters of Companhia Brasileira de Distribuição ("CBD"), established at Avenida Brigadeiro Luís Antonio, 3142, in the city of São Paulo, State of São Paulo, in order:

(i)

to resolve on the instruction on the vote to be casted by the representatives of Wilkes at the CBD's Extraordinary Shareholders Meeting to be called in due time in order to resolve on the election of Mr. Luiz Fernando Figueiredo and Mr. Claudio Galeazzi for the Board of Directors of CBD (which CV are attached hereto), in replacement of the directors Geyze Marchesi Diniz and Pedro Paulo Falleiros dos Santos Diniz, for the completion of the term-in-office to expire on the Ordinary Shareholders Meeting to occur in 2014; and

(ii)

to discuss the recent and recurring news about the eventual appointment of the Chairman of the Board of CBD, Mr. Abilio dos Santos Diniz, to the Board of Directors ofBRF- Brasil Foods S.A., and the potential impacts to CBD.

Please advise us as soon as possible if you will be attending such meeting in person or participating by conference call or videoconference so the necessary arrangements can be made.

CASINO GUICHARD·PERRACHON

1, Esplanade de France- B.P. 306
42008 Saint-Etienne cedex 2
Tel : +33 (0)4 77 45 47 02
Fax: + 33 (0)4 77 45 42 60
Societe Anonyme
au capital de 172 378 615,86 €
554 501 171 R.C.S. Saint-Etienne

www.groupe-casino.fr

Exhibit A

Luiz Fernando Figueiredo

• Founding partner and member of the Executive Committee of Maua Sekular Investimentos;

• Founding partner of Gavea lnvestimentos;

• Officer of the Brazilian Central Bank (Banco Central do Brasil) (1999-2003) -responsible fo the departments of Open Market, Banking Operations and Payment Systems (DEBAN) and Exchange;

• Former partner and treasury officer of Bank BBA (Banco BBA);

• Officer of ANBIMA, AMEC and member of Market Committe of BM&F;

• Bachelors' degree in Management with focus in Finances from FAAP.

Claudio Galeazzi

Claudio Galeazzi, partner and Director of BTG Pactual, developed a solid career in consultancy, interim management, restructuring, turnaround and management of well-known companies within the real economy. He has acted as an executive in top management positions of several companies, including Chairman of Sendas and CBD (Pao de A9ucar), Chairman and CEO of LOJAS AMERICANAS, Chairman and CEO of ARTEX, Commercial Vice President of British Petroleum mining in Brazil. Chairman and CEO of Cia Estanifera do Brasil (CESBRA), joint venture between British Petroleum And BRASCAN. Superintendente of Ceramica CECRISA and PORTINARI. Chairman and CEO of VILA ROMANA and VR. Chairman and CEO of Laticinios MOCOCA.

Appointed by the President of Brazil to act for 5 years as President of the National Council of SESI, in Brasilia. He has acted as Officer of lnstituto Euvaldo Lodi (IEL), Vice President of the National Factoring Association (ANFAC), Officer of the Sao Paulo Industry Federation (Federagao das Industria de Sao Paulo) and currently is Officer of the Sao Paulo Modern Art Musem (Museu de Arte Moderna SP MAM).

In the past, he has acted as member of several Board of Directors.

Claudio Galeazzi is an Accountant

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 6, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.